Exhibit 99.1

STATE OF CONNECTICUT	:	AOWSPCB 13-001
V.	:
:
:
THE UNITED ILLUMINATING COMPANY

PARTIAL CONSENT ORDER NUMBER COWSPCB 15-0011

Date Issued:

A.	The Commissioner of Energy and Environmental Protection (the “Commissioner”) finds:

1.	Respondent The United Illuminating Company (“UI”) is a regional electric distribution company, established in New Haven, Connecticut in 1899, currently engaged in the purchase, transmission, distribution and sale of electricity and related services to residential, commercial and industrial customers.

2.	Respondent has a business address of 180 Marsh Hill Road, Orange, Connecticut.

3.	From 1914 until December of 2000, Respondent owned an approximately 8.9 acre parcel of land located at 510 Grand Avenue in New Haven, Connecticut, as set forth in Sections A.5. through A.10. below, said site is presently described in two deeds recorded at page 14 of volume 7814, and page 195 volume 7817 of the City of New Haven land records (the “Site”). The Site, part of an island in the Mill River, is depicted on the map included as Exhibit A to this Consent Order. For purposes of Respondent’s obligations under this Consent Order, any reference to the Site includes all soil, surface water, groundwater and sediment located within the perimeter of the Site as shown on Exhibit A, but shall not include offsite soil, groundwater and sediment in the Mill River, including the East and West branches of said River or any areas that are offsite from the Site.

4.	The Site is referred to and known as “English Station.”

5.	On or about August 16, 2000, Respondent transferred the Site to Quinnipiac Energy, LLC (“Quinnipiac Energy”) as described in a deed which is recorded at page 72 of volume 5716 of the City of New Haven land records.

[1]	This Consent Order is referred to herein as “Partial Consent Order”, “Consent Order” or “order.”

6.	At some point prior to December 9, 2006, the Site was divided into two parcels, Parcel A and Parcel B.

7.	Parcel A is located on the northern portion of the Site adjacent to Grand Avenue and includes, among other structures, a building known as Station B.

8.	Parcel B is located on the southern portion of the Site and includes, among other structures, a former power generation building.

9.	On December 9, 2006, Quinnipiac Energy sold Parcel A to Evergreen Power, LLC (“Evergreen”), as described in a deed which is recorded at page 14 of volume 7814 of the City of New Haven land records.

10.	On December 13, 2006, Quinnipiac Energy sold Parcel B to ASNAT Realty, LLC (“ASNAT”), as described in a deed which is recorded at page 195 of volume 7817 of the City of New Haven land records.

SITE HISTORY AND ENVIRONMENTAL SETTING

11.	Groundwater below and near the Site is classified as a GB groundwater area.

12.	The surface water of the adjacent Mill River is classified as SD/SB.

13.	From 1929 through 1992 Respondent operated an electrical power plant (“the Plant”) at the Site.

14.	The Plant was constructed on a man-made island in the middle of the Mill River located south of Grand Avenue in New Haven, CT. The island is constructed of historically placed fill and comprised of ash, dredge spoils, and other miscellaneous debris.

15.	In 1992 the Plant was placed on deactivated status.

16.	Respondent’s activities on the Site involved the use and storage of equipment and oil, both containing polychlorinated biphenyls (“PCBs”).

17.	PCBs are a class of human-made chemicals whose manufacture, along with many of its uses, was banned by the United States Environmental Protection Agency (“EPA”) in 1979. PCBs have been shown to cause cancer in animals. PCBs have been shown to cause other non-cancer health effects in animals and humans including, but not limited to, effects on the immune system, reproductive system, endocrine system, and nervous system. Studies in humans provide supportive evidence for the potential impact of PCBs on humans.

18.	Respondent’s activities on the Site also involved the use and/or management of other equipment and/or materials that contained various pollutants including but not limited to metals, volatile organic compounds, semivolatile organic compounds, and total petroleum hydrocarbons.

19.	Respondent operated five (5) PCB transformers (“PCB Transformers”), seventy (70) large high voltage capacitors, and eight (8) pieces of PCB containing electrical equipment including additional transformers and circuit breakers.

20.	Respondent also operated two (2) PCB storage areas at the Site.

21.	Respondent’s employees routinely sprayed waste oil, including transformer oil contaminated with PCBs, for dust control, on coal piles, transit areas and handling areas.

22.	Between 1975 and 1997, Respondent filed a number of spill reports with the Commissioner in connection with spills at the Site.

23.	On or about December 8, 1997, while excavating on the Site, Respondent’s employees discovered an oily material on the groundwater table at the Site, which later broke out through a rotted bulkhead and spilled into the Mill River. Analysis of the oily material indicated the presence of PCBs at levels near 350 parts per million (“ppm”).

24.	The Site has been the subject of a number of plans, reports and investigations that, among other things, have confirmed the presence of PCBs and other hazardous contaminants at the Site at levels exceeding Connecticut’s Remediation Standards Regulations (“RSRs”), Regulations of Connecticut State Agencies (“R.C.S.A.”) §§22a-133k-1 through 22a-133k-3. Notwithstanding that not all of the these plans, reports or investigations, may have been reviewed and approved by the Commissioner, these plans, reports and investigations shall be taken into account by Respondent in connection with its investigation and remedial actions hereunder, including the following:

•	A 1999 Draft Asbestos and Hazardous Materials Survey for English Station, prepared by GEI Consultants, Inc.;

•	A May 2000 Draft Remedial Action Report prepared by GEI Consultants, Inc.;

•	A 2000 Dismantling Cost Study prepared by TLG Services, Inc.;

•	A 2002 Site-Wide PCB Characterization and Clean-Up Plan, prepared by Advanced Environmental Interface;

•	A 2012 Conceptual Remediation Action Plan for PCB Impacted soil, prepared by Stantec Consulting Services;

•	A 2015 Subsurface Investigation Report for the Former English Station, prepared by HRP Associates; and

•	A Revised Equipment Decontamination Work Plan, prepared by Partner Engineering and Science, Inc.

25.	The RSRs apply to any action taken to remediate polluted soil or other environmental media, surface water or a groundwater plume at or emanating from a release area which action is required pursuant to Chapter 445 or 446k of the General Statutes.

26.	On March 27, 2003 the Commissioner granted a Widespread Polluted Fill Variance for the Site in accordance with R.C.S.A. § 22a-133k-2(f)(1) (“Fill Variance”).

27.	On or about March 1, 2005, Quinnipiac Energy submitted a Significant Environmental Hazard Report to the Commissioner reporting that PCBs, at concentrations greater than thirty (30) times the industrial/commercial direct exposure criteria established by the RSRs, were present in surface soils at the Site, posing a potential risk to human health through contact and exposure as required by Connecticut General Statutes (“C.G.S.”) § 22a-6u.

28.	On or about May 22, 2007, EPA Region 1 conditionally approved a PCB cleanup plan for Parcel A of the Site proposed by Quinnipiac Energy, although the clean-up was not completed.

29.	To date, five (5) PCB Transformers, which contained PCB transformer oil, remain at the Site in the Plant on Parcel B.

ESTABLISHING A FACILITY, CREATING A CONDITION, AND/OR MAINTAINING A FACILITY OR CONDITION WHICH CAN REASONABLY BE EXPECTED TO CREATE A SOURCE OF POLLUTION TO THE WATERS OF STATE

30.

By virtue of the above, prior to the transfer of the Site to Quinnipiac Energy on August 16, 2000, Respondent established a facility or created a condition and/or maintained a facility or condition which reasonably can be expected to create a source of pollution to the waters of the State; maintained a discharge of waste in violation of Conn. Gen. Stat. §22a-427; initiated, created, or originated or maintained an unpermitted discharge in violation of Conn. Gen. Stat. §22a-430; and/or disposed of PCBs or PCB-containing items, products or materials in violation of Conn. Gen. Stat. §22a-467. Respondent denies each such allegation and admits no liability hereunder.

31.	Proper disposal of PCBs and the prevention of pollution are within the jurisdiction of the Commissioner under the provisions of Chapters 439, 445 and 446k of the Connecticut General Statutes, including but not limited to, §§ 22a-5, 22a-6, 22a-427, 22a-430, 22a-432, 22a-464, 22a-465, and §22a-467.

32.	On April 8, 2013, the Commissioner issued Administrative Order # AOWSPCB 13-001 to Respondent and several other respondents, including ASNATand Evergreen (collectively, the “Current Owner”), Uri Kaufman, Ira Schwartz, and Mehboob Shah, as well as Quinnipiac Energy, and Grant MacKay Company Inc.

33.	By agreement to the issuance of this Consent Order Respondent makes no admission of fact or law with respect to the matters addressed herein, including the allegations set forth above, other than the facts asserted in Sections A.1 through 5, A.13, A.15 and A.34 and Respondent shall not be deemed to have made any such admissions by the fact that the Respondent has agreed to perform work pursuant to this Consent Order.

34.	The Commissioner and Respondent acknowledge and agree that the current zoning for the Site is heavy industrial and further acknowledge and agree that the remedial actions shall be consistent with this current zoned use.

B. Now, therefore, with the agreement of Respondent, the Commissioner, acting under §22a-6, §22a-424, §22a-425, §22a-427, §22a-430, §22a-431, §22a-432, §22a-449, §22a-465, and §22a-467 of the Connecticut General Statutes, orders Respondent as follows:

1.	On-Site Remediation: Respondent shall conduct the investigation and cleanup of the Site in accordance with this Consent Order. Such investigation and cleanup shall be completed pursuant to a schedule acceptable to the Commissioner, provided however that the cleanup, not including any confirmatory monitoring performed by Respondent after the completion of such cleanup activities, shall be completed within 3 years of the Access Date defined in Section B.5 below, unless a later completion date is specified in writing by the Commissioner. Whenever this Consent Order refers to the RSRs, the standards shall be those in effect at the time of the Effective Date unless the Commissioner and the Respondent otherwise agree. The Commissioner and Respondent further agree as follows:

a.

On or before thirty (30) days from the Effective Date of this order, Respondent shall retain one or more Licensed Environmental Professional(s) (“LEP”(s)) acceptable to the Commissioner to prepare the documents and implement or oversee the actions required by this order and shall, by that date, notify the Commissioner in writing of the identity of such LEP(s). Respondent shall retain one or more LEP(s) acceptable to the Commissioner until this order is fully complied with, and, within ten (10) days after retaining any LEP(s) other than the one(s) originally identified under this section, Respondent shall notify the Commissioner in writing of the identity of such other LEP(s). The consultants (LEP(s)) retained to perform PCB investigation, remediation, disposal, and confirmatory sampling must be familiar with the PCB requirements of both the applicable state and federal regulations, including but not limited to, those found at 40 CFR Part 761. Respondent shall submit to the Commissioner a description of the LEP’s education, experience and training which is relevant to the work required by this order within ten (10) days after a request for such a description. Nothing in this section shall preclude the Commissioner from finding a previously acceptable LEP unacceptable; the Commissioner has determined that the LEPs listed on Exhibit B hereto are acceptable.

b.	On or before sixty (60) days from the Access Date of this order, Respondent shall submit for the Commissioner’s review and written approval a scope of study for an investigation of the Site and its potential impact on human health and the environment, including, but not limited to, the existing and potential extent and degree of contamination of soil and ground water, surface water, and sediment within the Site boundary (i.e., within the tunnel on the Site), as well as contamination of the Plant and any other building structures on the Site and any content therein (the “Scope of Study”). The Scope of Study shall:

•	be consistent with and comply with the sampling requirements in 40 CFR Part 761 for PCBs, including but not limited to the Standard Operating Procedure for sampling on, into and through concrete;

•	identify, document, inventory and assess asbestos and asbestos-containing materials to determine if such materials are friable, damaged, unstable, and accessible or may be disturbed by other actions required by this Consent Order, and to determine how to conduct asbestos abatement in a manner that is necessary to comply with all applicable laws in connection with a plan of abatement for such materials in accordance with Section B.1.e.8. below.

•	other than with respect to asbestos characterization as addressed above, fully characterize PCB constituents of all caulk, paint, flooring, roofing, mastics, fireproofing, soundproofing, waterproofing, sealants and all other materials. Notwithstanding the above, Respondent shall investigate the presence of lead and mercury.

•	identify non-hazardous and hazardous waste and other hazardous materials at the Site; and

•	comply with all prevailing standards and guidelines, including, but not limited to, the Connecticut Department of Energy and Environmental Protection’s (the “Department” or “DEEP”) Site Characterization Guidance Document; and

•	include:

•	the proposed location and depths of any additional ground water monitoring wells;

•	a proposed sampling and analytical program including at least the parameters to be tested, proposed sampling and analytical methods, for sediments within the boundary of the Site and soils, surface water, groundwater, the Plant and other structures at the Site and any contents therein as set forth above;

•	quality assurance and quality control procedures; and

•	a schedule for conducting the investigation.

The proposed Scope of Study for the Commissioner’s review and approval may reference and evaluate existing data to support the proposed investigation.

c.	If the Commissioner determines that the investigation carried out under the approved Scope of Study, in addition to previous studies and investigations of the Site, does not fully characterize the extent and degree of soil, sediment (within the boundaries of the Site), ground water, and surface water pollution at the Site as well as contamination of the Plant or other structures on the Site and any contents therein, to the satisfaction of the Commissioner, Respondent shall perform additional investigation in accordance with a supplemental plan and schedule approved in writing by the Commissioner. Unless otherwise specified in writing by the Commissioner, the supplemental plan and schedule shall be submitted by Respondent for the Commissioner’s review and written approval on or before thirty (30) days after notice from the Commissioner that such supplemental plan is required.

d.	Respondent shall implement the approved Scope of Study and, if same are required, any approved supplemental plan(s), in accordance with the approved schedule(s). Respondent shall notify the Commissioner of the date and time of installation of monitoring wells and of each soil, on-site sediment, building material and water sampling event at least five (5) full business days prior to such installation or sampling.

e.	Except as may be provided in the investigation schedule approved by the Commissioner, on or before thirty (30) days after the approved date for completion of the investigation, Respondent shall submit for the Commissioner’s review and written approval a comprehensive and thorough report which:

1)	describes in detail the investigation performed;

2)	identifies the type, quantity and location of all asbestos, non-hazardous and hazardous wastes or other hazardous materials on the Site;

3)	defines the existing and potential extent and degree of soil, sediment within the boundary of the Site, ground water, and surface water pollution as well as all contamination of the Plant and any other structures on the Site and contents therein;

4)	evaluates the alternatives for remedial actions to abate on-site pollution and impacts for industrial/commercial use of the Site, including but not limited to any alternative specified by the Commissioner, which alternatives are in compliance with all applicable state and federal statutes and regulations, provided that

•	to address the direct exposure and volatilization requirements under the RSRs for all contaminants (other than PCBs which are addressed below), Respondent will not be obligated to evaluate alternatives for remedial actions other than those required to comply with the commercial/industrial provisions in the RSRs;

•	for PCBs, for direct exposure, a) outside the buildings, Respondent will not be obligated to evaluate alternatives for remedial actions other than those required to comply with 40 CFR Part 761 and with the inaccessible soil provisions of §22a-133k-2(b)(3) of the RSRs, b) inside the buildings, the Respondent shall only be obligated to evaluate alternatives for remedial actions associated with the high occupancy standards in 40 CFR Part 761, and c) under the buildings, the Respondent shall only be obligated to evaluate alternatives for remedial actions associated with the more stringent of the high occupancy standards in 40 CFR Part 761 and the inaccessible soil provisions of §22a-133k-2(b)(3) of the RSRs; and

•

The RSR Pollutant Mobility provisions, for both PCBs and for releases into fill, apply in full to all alternatives; the Fill Variance exempts the Pollutant Mobility provisions with respect to the fill itself. The alternatives for remedial actions evaluated by Respondent must also include those alternatives for remedial actions required to comply with this Consent Order as set forth in this subsection B.1. and any approval issued to Respondent by the Connecticut Department of Public Health requiring Respondent to abate asbestos containing materials that are friable, damaged, unstable, and accessible or may be disturbed by other actions required by this Consent Order.

5)	states in detail the most expeditious schedule for performing each alternative;

6)	lists all permits and approvals required for each alternative, including but not limited to any permits required under Sections 22a-32, 22a-42a, 22a-342, 22a-361, 22a-368, 22a-430, 22a-465 or 22a-467 of the Connecticut General Statutes;

7)	proposes a preferred alternative from among those evaluated pursuant to and consistent with the provisions identified in Section B.1.e.4., with supporting justification therefor;

8)	provides that Respondent shall only be required to abate asbestos that is friable, damaged, unstable, and accessible or may be disturbed by other actions required by this Consent Order, and to determine how to conduct asbestos abatement in a manner that is necessary to comply with all applicable laws; and

9)	proposes a detailed program and schedule to perform the preferred on-site remedial actions, including but not limited to a schedule for applying for and obtaining all permits and approvals required for such remedial actions.

f.	Unless otherwise specified in writing by the Commissioner, on or before thirty (30) days after approval of the report described in the preceding section, Respondent shall submit, for the Commissioner’s review and written approval, contract plans and specifications for the approved remedial actions, a revised list of all permits and approvals required for such on-site actions, and a revised schedule for applying for and obtaining such permits and approvals, consistent with all applicable state and federal statutes and regulations and this Consent Order. Respondent shall use best efforts to obtain all required permits and approvals.

g.	Respondent shall implement the approved remedial actions in accordance with the approved schedule. Respondent shall notify the Commissioner at least five (5) full business days prior to conducting remedial actions at the Site. Any such notice may include multiple dates that Respondent expects to be undertaking remediation at the Site. Within fifteen (15) days after completing such actions, Respondent shall certify to the Commissioner in writing that the actions have been completed as approved.

h.

Except as may be provided in the approved remedial action schedule, on or before thirty (30) days after the approved date for completion of the remediation, Respondent shall submit for the Commissioner’s review and written approval a comprehensive and thorough report which describes all remedial actions performed at the Site. Such report shall also include a soil, on-site sediment, ground water and surface water post-remediation monitoring program to determine the degree to which the approved on-site remedial actions have been effective, and a schedule for performing the post-remediation monitoring program. Respondent shall implement the approved monitoring program to determine the effectiveness of the remedial actions in accordance with the approved schedule.

i.	If the approved remedial actions do not result in the prevention and abatement of soil, on-site sediment, ground water, and surface water pollution and contamination of the Plant, other structures on the Site or items contained therein, in a manner that complies with all applicable state and federal statutes and regulations, to the satisfaction of the Commissioner, additional remedial actions and measures for monitoring and reporting on the effectiveness of those actions shall be performed in accordance with a supplemental plan and schedule approved in writing by the Commissioner, provided Respondent shall not be required to take actions more stringent than as provided in section B.1.e.4. and section B.1.k. Unless otherwise specified in writing by the Commissioner, the supplemental plan and schedule shall be submitted for the Commissioner’s review and written approval on or before thirty (30) days after notice from the Commissioner that such supplemental plan is required.

j.	On a schedule established by the Commissioner or, if no such schedule is established, on a quarterly basis beginning no later than ninety (90) days after completion of the approved remedial actions or, as applicable, supplemental remedial actions, Respondent shall submit for the Commissioner’s review and written approval a report describing the results to date of the approved monitoring program to determine the effectiveness of the on-site remedial actions.

k.	The current zoning of the Site is heavy industrial. The remedial actions shall be consistent with the current zoned use and be no more stringent than those alternatives referenced in Section B.1.e.4. and Section B.1.e.7., and, if approved therein, may make use of environmental land use restrictions (“ELURs”) and/or existing or constructed features that render soil inaccessible or environmentally isolated in accordance with the RSRs. Nothing herein prevents Respondent from agreeing to a more stringent standard of remediation.

2.	Revisions. Respondent may, by written request, ask that the Commissioner approve, in writing, revisions to any document approved hereunder in order to make such document consistent with law or for any other appropriate reason.

3.	Site Security. Subject to Section B.18. concerning Site Access, upon the Access Date of this Consent Order and until Respondent is in full compliance with the requirements of Section B.1. hereto (as provided in Section B.7.), Respondent shall maintain security at the Site. Respondent shall maintain security at the Site to, at a minimum, the current level of security maintained at the Site by the Current Owner and approved by the Commissioner.

4.	Effective Date. Respondent’s parent company has made application to the Public Utilities Regulatory Authority (“PURA”) and Massachusetts Department of Public Utilities (“MDPU”) for approval of a merger transaction (“Transaction”) with a subsidiary of Iberdrola USA, Inc. (the “PURA Application”). Respondent shall promptly notify the Commissioner when the Transaction closes. The “Effective Date” of this order shall be the later of the Closing of the Transaction or when this Consent Order becomes a final order of the Commissioner; provided, however, that if the Transaction does not close within ninety (90) days following the receipt of PURA approval and approval of the MDPU, then the Commissioner has the discretion to terminate this agreement. If PURA does not approve the PURA Application then this agreement is null and void. Respondent shall have no obligations under this Consent Order until the Effective Date.

5.	Access Date. The “Access Date” is the date that the Commissioner provides written notification to Respondent that the Commissioner has secured “Required Access” as defined in Section B.18. and that such Required Access is in effect after the Effective Date. For purposes of this Consent Order, Respondent shall have no obligations under this Consent Order prior to the Effective Date.

6.	Progress Reports. On or before the last day of each month following the Effective Date and continuing until all actions required by this order have been completed as approved and to the Commissioner’s satisfaction, Respondent shall submit a progress report to the Commissioner describing the actions which Respondent has taken to date to comply with this order including the amounts incurred regarding such compliance; provided, however, that for any period in which actions required by this order consist solely of groundwater monitoring, Respondent shall submit a progress report on or before the last day of each month in which a groundwater monitoring event takes place.

7.	Full Compliance. Respondent shall not be considered in full compliance with this Consent Order until all actions required by this order have been completed as approved and to the Commissioner’s satisfaction. Subject to Section B.15., upon such full compliance or in the event of payment by Respondent as provided in Section B.18. or Section B.24., the Commissioner will issue to Respondent a certificate of compliance, which shall fully and finally conclude Respondent’s obligations with respect to the Site, and Respondent shall have no further obligation or liability for any matter within the jurisdiction of the Commissioner relating thereto, except in the event of Respondent’s unlawful behavior or gross negligence.

8.

Sampling. All sampling shall be performed in accordance with procedures specified or approved in writing by the Commissioner, or, if no such procedures have been specified or approved, in accordance with the most recent final version of EPA publication SW-846, entitled “Test Methods for Evaluating Solid Waste,

Physical/Chemical Methods,” Standard Operating Procedures for Sampling Porous Surfaces For Polychlorinated Biphenyls, the most recent final version of the Department’s “Site Characterization Guidance Document,” and relevant policies and guidelines issued by the Commissioner.

9.	Sample Analyses. All sample analyses which are required by this order and all reporting of such sample analyses shall be conducted by a laboratory certified by the Connecticut Department of Public Health and approved to conduct such analyses. In addition,

•	The Reasonable Confidence Protocols shall be used when there is a method published by Department. In all cases where the Reasonable Confidence Protocol method is used, a properly completed laboratory QA/QC certification form, certified by the laboratory shall be provided to the Commissioner with the analytical data.

•	In cases where a Reasonable Confidence Protocol method has not been published, the analytical data shall be generated using a method approved by the Commissioner, such method shall include and report a level of quality control and documentation equivalent to the Reasonable Confidence Protocols.

•	The reporting limit shall be established consistent with the Reasonable Confidence Protocols and standard industrial and laboratory practices. The Reporting Limit shall not be set at levels greater than those used in such standard practices, as determined by the Commissioner, in consultation with the Commissioner of Public Health and in no case shall be greater than the Applicable Criteria or Background Concentration established in §22a-133k-1 through §22a-133k-3 of the Regulations of Connecticut State Agencies. The Reporting Limit for a given sample shall be corrected for specific sample weight or volume, and dilutions, and, for soil and sediment samples moisture content (reported as dry weight).

10.	Approvals. Respondent shall use best efforts to submit to the Commissioner all documents required by this order in a complete and approvable form. If the Commissioner notifies Respondent that any document or other action is deficient, and does not approve it with conditions or modifications, it is deemed disapproved, and Respondent shall correct the deficiencies and resubmit it within the time specified by the Commissioner or, if no time is specified by the Commissioner, within thirty (30) days of the Commissioner’s notice of deficiencies. In approving any document or other action under this order, the Commissioner may approve the document or other action as submitted or performed or with such conditions or modifications as the Commissioner deems necessary to carry out the purposes of this order. Nothing in this section shall excuse noncompliance or delay. Any reference in this Consent Order to an approved document such as a scope of work or a schedule shall mean approved by the Commissioner.

11.	Definitions. As used in this order, “Commissioner” means the Commissioner or a representative of the Commissioner.

12.	Dates. The date of submission to the Commissioner of any document required by this order shall be the date such document is received by the Commissioner. The date of any notice by the Commissioner under this order, including but not limited to, notice of approval or disapproval of any document or other action, shall be the date such notice is deposited in the U.S. mail or is personally delivered, whichever is earlier. Except as otherwise specified in this order, the word “day” as used in this order means calendar day. Any document or action which is required by this order to be submitted or performed by a date which falls on a Saturday, Sunday or a Connecticut or federal holiday shall be submitted or performed by the next day which is not a Saturday, Sunday or Connecticut or federal holiday.

13.	Certification of Documents. Any document, including but not limited to any notice, which is required to be submitted to the Commissioner under this order shall be signed by Respondent or, if a Respondent is not an individual, by such Respondent’s chief executive officer or a duly authorized representative of such officer, or by a “responsible corporate officer” of Respondent as that term is defined in §22a-430-3(b)(2) of the Regulations of Connecticut State Agencies, and by the LEP(s) or other individual(s) responsible for actually preparing such document, and Respondent or Respondent’s chief executive officer and each such individual shall certify in writing as follows:

“I have personally examined and am familiar with the information submitted in this document and all attachments thereto, and I certify, based on reasonable investigation, including my inquiry of those individuals responsible for obtaining the information, that the submitted information is true, accurate and complete to the best of my knowledge and belief. I understand that any false statement made in the submitted information is punishable as a criminal offense under §53a-157b of the Connecticut General Statutes and any other applicable law.”

14.	False Statements. Any false statement in any information submitted pursuant to this order is punishable as a criminal offense under §53a-157b of the Connecticut General Statutes and any other applicable law.

15.

Commissioner’s Powers. Subject to provisions of Section B.23., nothing in this order shall affect the Commissioner’s authority to institute any proceeding or take any other action to prevent or abate violations of law, prevent or abate pollution, recover costs and natural resource damages, and to impose penalties for past, present, or future violations of law. If at any time the Commissioner determines that the actions taken by Respondent pursuant to this order have not successfully corrected all violations, fully characterized the extent and degree of any pollution or successfully abated or prevented pollution, the Commissioner may institute any proceeding to require Respondent to undertake further investigation or further action to prevent or abate violations or pollution; provided, however, that in the event the Commissioner issues a certificate of compliance pursuant to Section B.7., the Commissioner may only institute any proceeding to require Respondent to undertake further investigation or further action to prevent or abate violations or pollution after issuing a certificate of compliance if the Commissioner determines that a certificate of compliance was obtained through the submittal of materially inaccurate or erroneous information, or otherwise materially misleading information or that material misrepresentations were made in connection with the obtaining of the certificate of compliance. In accordance with Conn. Gen. Stat. Sec. 22a-6dd, the requirements and standards for remediation required of Respondent pursuant to this Consent Order shall not be modified by the Department unless both the Department and Respondent agree to such modification.

16.	Respondent’s Obligations Under Law. Nothing in this order shall relieve Respondent of other obligations under applicable federal, state and local law.

17.	No Assurance by Commissioner. No provision of this order and no action or inaction by the Commissioner shall be construed to constitute an assurance by the Commissioner that the actions taken by Respondent pursuant to this order will result in compliance or prevent or abate pollution.

18.

Access to Site. The Commissioner and Respondent acknowledge that Respondent does not currently own, or control access to, the Site, and that Respondent requires access, without interference from the Current Owner or the property owner, necessary to be able to comply with its obligations under this Consent Order to investigate, remediate, monitor and secure the Site and shall not be obligated to proceed with such obligations that require Site access unless and until it has such access and only for so long as it continues to have access pursuant to the terms of this Section B.18. The Commissioner will endeavor, using all reasonable efforts, to obtain and, if so obtained, will use all reasonable efforts to maintain, access to, or control of, the Site, pursuant to a written access agreement, on terms that enable Respondent to comply with the terms and conditions of this Consent Order requiring Respondent to investigate, remediate, monitor and secure the Site, and that require the Current Owner (or, as applicable, any subsequent owners) to (i) refrain from engaging in actions that adversely, substantially and materially affect Respondent’s ability to comply with the obligations under this Consent Order or otherwise engaging in activities that cause environmental conditions or exacerbate or contribute to existing environmental conditions at the Site that cause a significant increase in costs, (ii) agree to the recordation and implementation of ELURs pursuant to 40 CFR Part 761 and the RSRs, as applicable, and (iii) include notice of such ELURs in any sale or lease agreement regarding the Site and terms that expressly condition any such sale or lease agreement on the purchaser’s or lessee’s (as applicable) agreement to assume all liabilities arising from the failure by such purchaser or lessee to comply with the ELUR(s) (“Required Access”). Respondent shall make all reasonable efforts to support any effort by the Commissioner to obtain the Required Access and shall not take any actions to impede or prevent the Required Access. Reasonable efforts by Respondent shall include, but not be limited to, providing a release, indemnification and hold harmless to the Current Owner from liability as the Current Owner arising solely out of the activities of Respondent or its contractors on the Site in the course of performing work under this Consent Order, and shall further include, if requested by the Commissioner, a release by Respondent of contribution claims against the Current Owner in respect of onsite conditions at the Site as long as the Current Owner, on behalf of itself and its owners, agents, officers, directors, shareholders, partners and members, also agrees to provide a reciprocal general release reasonably acceptable to Respondent. Reasonable efforts by Respondent shall not include paying the Current Owner or its owners, agents, officers, directors, shareholders, partners and members or reimbursing or funding, directly or indirectly, all or any part of any payment to the Current Owner or its owners, agents, officers, directors, shareholders, partners and members by others or remediating to standards that are more stringent than required by this Consent Order. In the event that the Commissioner after the Effective Date, in his sole discretion, determines (following consultation with Respondent) that the Commissioner is unable to secure the Required Access, the Commissioner may direct Respondent to make payment to the Commissioner in accordance with this section in lieu of completing performance of work otherwise required in this Consent Order. In the event that the Commissioner, after the Effective Date, is unable to maintain Required Access to the Site, then the three year period for completion in Section B.1. is tolled until either the Commissioner obtains access or until the Commissioner, following consultation with Respondent, but in his sole discretion, directs Respondent to make payment to the Commissioner in accordance with this section in lieu of completing performance of work otherwise required by this Consent Order. The Commissioner shall give notice of such direction to Respondent together with a draft certificate of compliance. Within one hundred twenty (120) days of receipt of such notice, Respondent shall pay, by cashier or certified check, $30 million minus any costs incurred or accrued for remediation and investigation (not including attorney’s fees and any direct time charges of Respondent’s employees, managers or officers) after the Effective Date of this order for compliance with this order, to the account designated by the Commissioner, and such payment shall fully resolve Respondent’s obligations herein and the Commissioner shall provide a certificate of compliance as provided for in Section B.7. herein. The Commissioner shall use the funds for the investigation and remediation of the Site, and any funds remaining after the completion of the investigation and remediation of the Site shall, with the concurrence of the Governor and the Attorney General, be used for a public purpose. Within thirty (30) days of the Commissioner’s issuance of such notice and certificate of compliance, Respondent shall provide a detailed accounting of any remedial costs incurred. Payment of the funds required by this section shall satisfy Respondent’s obligations under this Consent Order.

19.	No Effect on Rights of Other Persons. This order neither creates nor affects any rights of persons, entities (of any form or nature) or municipalities that are not parties to this order. Without limiting the generality of the foregoing, the parties expressly disclaim any intent to create any rights enforceable by any non-parties as third-party beneficiaries hereunder.

20.	Notice to Commissioner of Changes. Within fifteen (15) days of the date Respondent becomes aware of a change in any information submitted to the Commissioner under this order, or that any such information was inaccurate or misleading or that any relevant information was omitted, Respondent shall submit the correct or omitted information to the Commissioner.

21.	Notification of Noncompliance. In the event that Respondent becomes aware that it did not or may not comply, or did not or may not comply on time, with any requirement of this order or of any document required hereunder, Respondent shall immediately notify by telephone the individuals identified in the next section and shall take all reasonable steps to ensure that any noncompliance or delay is avoided or, if unavoidable, is minimized to the greatest extent possible. Within five (5) days of the initial notice, Respondent shall submit in writing the date, time, and duration of the noncompliance and the reasons for the noncompliance or delay and propose, for the review and written approval of the Commissioner, dates by which compliance will be achieved, and Respondent shall comply with any dates which may be approved in writing by the Commissioner. Notification by Respondent shall not excuse noncompliance or delay, and the Commissioner’s approval of any compliance dates proposed shall not excuse noncompliance or delay unless specifically so stated by the Commissioner in writing.

22.	Submission of Documents. Any document required to be submitted to the Commissioner under this order shall, unless otherwise specified in this order or in writing by the Commissioner, be directed to:

Gary Trombly, Jr.

Department of Energy and Environmental Protection

Storage Tank & PCB Enforcement Unit

79 Elm Street

Hartford, Connecticut 06106

And

Craig Bobrowiecki

Department of Energy and Environmental Protection

Remediation Division

79 Elm Street

Hartford, Connecticut 06106

23.	Effect of Order. Except as provided herein, as of the Effective Date, other than as may be necessary to compel Respondent’s compliance with this Consent Order (i) this Consent Order fully resolves all matters alleged in Administrative Order No. AOWSPCB 13-001 against Respondent at the Site, and all known claims of the Commissioner against Respondent related to environmental conditions at the Site, (ii) subject to Section B.15., upon such full compliance or in the event of payment by Respondent as provided for in Section B.18. and Section B.24., the Commissioner will issue to Respondent a certificate of compliance, which shall fully and finally conclude Respondent’s obligations with respect to the Site and Respondent shall have no further obligation or liability for any matter within the jurisdiction of the Commissioner relating thereto, except in the event of Respondent’s unlawful behavior or gross negligence, (iii) the Commissioner agrees to dismiss all claims, orders, demands, and allegations raised in Administrative Order No. AOWSPCB 13-001 against Respondent in connection with environmental conditions at the Site.Nothing in this Consent Order shall prevent the Commissioner from maintaining Administrative Order No. AOWSPCB 13-001 and proceedings relating thereto, or initiating new proceedings or actions, with respect to environmental impacts at off-site locations, including, but not limited to, sediments, soil, groundwater or any contaminants that have emanated offsite from the Site.

24.	Provisions Relating to the Cost of Compliance with this Order. If the total costs to Respondent of performing the obligations after the Effective Date of this Consent Order exceed $30 million, the State, at Respondent’s request, will discuss options for recovering or funding any costs above that amount, for example, through public funding or recovery from third parties, but is not bound to agree to or support any means of recovery or funding. Nothing in this section shall alter Respondent’s obligation to fully comply with this Consent Order, including but not limited to, the time for compliance during any time that there are discussions about recovery of costs exceeding $30 million. Respondent shall comply with this Consent Order even if the costs of such compliance exceed $30 million, except in the event of payment by Respondent as provided for in Section B.18.

Respondent shall maintain an accounting of all of the costs incurred or accrued regarding compliance with this Consent Order. Upon issuance of a certificate of compliance pursuant to Section B.7. herein, to the extent that the costs incurred by Respondent under this Consent Order for the investigation and remediation of the Site after the Effective Date are less than $30 million, then Respondent shall remit to the State the difference between such costs and $30 million for a public purpose as determined in the discretion of the Governor, the Attorney General, and the Commissioner.. Within thirty (30) days of a written demand by the Commissioner for the accounting of the costs incurred by Respondent regarding compliance with this Consent Order, Respondent shall provide a detailed accounting of such costs. Within thirty (30) days following a written demand by the Commissioner and the issuance by the Commissioner of a certificate of compliance resolving Respondent’s liabilities regarding matters addressed in this

Consent Order, Respondent shall make payment of the difference between such costs (which shall include any costs incurred or accrued in relation to the cessation of activities) and $30 million to the recipient identified by the Commissioner.

Respondent consents to the issuance of this Partial Consent Order without further notice. The undersigned certifies that                      is fully authorized to enter into this Partial Consent Order and to legally bind Respondent The United Illuminating Company to the terms and conditions of the Consent Order.

Respondent The United Illuminating Company

BY:

DATE:

ORDER NO.

Issued as a final order of the Commissioner of Energy and Environmental Protection.

BY:
Commissioner
DATE: